EXHIBIT 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
JANUARY 3, 2005
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE JANUARY 2005 INCREASE TO THE
ARX  EXCHANGEABLE  SHARES  EXCHANGE RATIO

CALGARY, JANUARY 3, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.67183 to 1.68606. Such increase will be effective on January 17, 2005.

The following are the details on the calculation of the Exchange Ratio:

------------------------------------------------------------------------------------------------------------------------------------
                                     ARC Energy        10 day Weighted                                             Exchange Ratio
  Record Date of ARC    Opening        Trust           Average Trading      Increase in    Effective Date of the         as of
     Energy Trust       Exchange    Distribution       Price of AET.UN       Exchange       Increase in Exchange    Effective Date
     Distribution         Ratio       per Unit      (Prior to the end of     Ratio **             Ratio
                                                         the Month)
------------------------------------------------------------------------------------------------------------------------------------
  December 31, 2004      1.67183       $0.15               17.6229            0.01423        January 17, 2005          1.68606
------------------------------------------------------------------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

                 For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9